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                              December 11, 2020

       Rhett Doolittle
       Chairman and Chief Executive Officer
       Business Warrior Corp
       455 E Pebble Rd
       Las Vegas, NV 89123

                                                        Re: Business Warrior
Corp
                                                            Offering Statement
on Form 1-A
                                                            File No. 024-11368
                                                            Filed November 16,
2020

       Dear Mr. Doolittle:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. You disclose that you may sell up to 200,000,000 shares at a price range of between $.025 and $.25 per share.
However, we note that if the offering were fully subscribed at $.25 per share, it would exceed
the Tier 1 Regulation A threshold of $20 million. Please revise.
   2. Please disclose that any additional purchase after the initial purchase of $5,000 must be in an amount of at least
$1,000.
       Use of Proceeds, page 26

   3. We note your disclosure that you plan to use a portion of the proceeds of your offering to discharge indebtedness.
Please provide the disclosure required
                                                        by Instruction 6 to
Item 6 of Part II of Form 1-A. Also, clarify whether any of the proceeds will be used
to compensate or otherwise make payments to your officers or
 Rhett Doolittle
FirstName LastNameRhett   Doolittle
Business Warrior  Corp
Comapany11,
December   NameBusiness
               2020      Warrior Corp
December
Page 2    11, 2020 Page 2
FirstName LastName
         directors. Refer to Instruction 2 to Item 6 of Part II of the Form
1-A.
Liquidity and Capital Resources, page 53

4. You disclose that you are presently able to meet your obligations as they come due through the support of your shareholders. Please revise to provide the material terms of any agreement between the company and shareholders for additional capital. In addition, revise to disclose your estimated cash needs for the next 12 months and the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.
Management's Plan of Operation and Discussion and Analysis of Financial Condition and
Results of Operations
Business Warrior's business model estimates a three (3) month break even scenario, page 55

5. Please provide context regarding your disclosure that your business model estimates a three month break even scenario. Disclose your current conversion rate of new leads to paid subscribers and the number of paying subscribers currently. Executive Compensation, page 58

6. Please revise to provide the executive compensation information in tabular format for your officers and directors in the last completed fiscal year. See
Item 11(c) of Form 1-A.
Security Ownership of Certain Beneficial Owners and Management, page 60

7. We note that you have two classes of voting securities consisting of common stock and
         Series A preferred stock. Please revise your beneficial ownership table to include each class of voting securities. In addition, given that the voting power of Series A preferred stockholders is based on a he Conversion Rate, add a column to the beneficial ownership table to disclose the percentage of voting power held by each person listed in the table and footnotes to disclose the number of common shares the Series A preferred stock are convertible into.
Signatures, page 71

8. Please identify and have the offering statement signed by your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of your board of directors or governing body, as appropriate. See Instructions to
         Signatures of Form 1-A.
General

9.       We note that Section 6 of the Subscription Agreement filed as Exhibit
4.1 includes an
         exclusive forum provision for certain claims against you. Please add risk factor disclosure regarding this exclusive forum provision and address, without limitation, how the exclusive forum provision may impact shareholder rights.
 Rhett Doolittle
Business Warrior Corp
December 11, 2020
Page 3
10.    We note that Section 6 of the Subscription Agreement filed as Exhibit
4.1 contains a jury
       trial waiver. Please revise your offering statement to:
           Describe the jury trial waiver, including how it will impact your investors;
           Clarify whether the provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;
           To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to
             have waived the company   s compliance with the federal securities
laws and the rules
             and regulations thereunder; and
           Clarify whether purchasers of interests in a secondary transaction would be subject to the provision.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameRhett Doolittle
                                                             Division of
Corporation Finance
Comapany NameBusiness Warrior Corp
                                                             Office of
Technology
December 11, 2020 Page 3
cc:       Jonathan D. Leinwand
FirstName LastName